FERROVIAL SE ANNOUNCES THE TERMINATION OF ITS EXISTING SHARE REPURCHASE PROGRAM AND THE IMPLEMENTATION OF A NEW SHARE REPURCHASE PROGRAM Amsterdam, 12 December 2025 Ferrovial SE (“Ferrovial” or the “Company”, Ticker: “FER”) announces that it has resolved to terminate, with effect from today’s closing of the U.S. stock exchanges, the ongoing buyback program announced to the market on 14 March 2025 and commenced on 2 June 2025 (the “Current Program”). In accordance with applicable regulations, Ferrovial will provide details of the final repurchases of Ferrovial shares under the Current Program, including the total number of shares acquired and the total amount invested under the Current Program. Ferrovial also announces, in accordance with the authorization granted by the Company’s general meeting held on 24 April 2025 under agenda item 10, that it has resolved to implement a new repurchase program of its shares (the “New Repurchase Program”). The New Repurchase Program will have the following characteristics: (i) Purpose: To repurchase Ferrovial shares in the context of actions related to future projects consistent with the strategic objectives the Company intends to pursue, for industrial projects, or other transactions or corporate actions involving the assignment or disposition of treasury shares. (ii) Maximum investment: EUR 800 million. In no case may the number of shares to be acquired under the New Repurchase Program exceed 15 million Ferrovial shares, representing approximately 2.04% of Ferrovial’s issued share capital as of the date of this announcement. (iii) Price and volume conditions: The shares will be acquired in accordance with the relevant authorization of the Company's general meeting. Moreover, although the New Repurchase Program does not constitute a buyback program under Regulation (EU) No. 596/2014, of the European Parliament and of the Council, of 16 April, on market abuse, and its developing regulations, on the European markets, Ferrovial will not purchase shares at a price exceeding the higher of the following amounts: (a) the price of the last independent trade; or (b) the amount corresponding to the highest current independent purchase bid on the trading venue where the purchase is carried out. As regards volume, the Ferrovial will not purchase on any trading day more than 25% of the average daily volume of Ferrovial shares traded on the trading venue on which the purchase is carried out. The average daily volume of the Company's shares for the purposes of the aforementioned calculation will be based on the average daily volume traded in the twenty (20) trading days preceding the date of every purchase.

2/3 On the U.S. markets, Ferrovial shares will be acquired in accordance with the applicable U.S. federal securities laws. (iv) Duration: the New Repurchase Program has been authorized for the period from 15 December 2025 up to 15 October 2026 (both dates included), without prejudice to the Company’s ability to extend the program’s duration in view of the prevailing circumstances and in the interest of the Company and its stakeholders. Likewise, Ferrovial reserves the right to terminate the New Repurchase Program, in accordance with applicable law, if, prior to its term, it has reached the maximum investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. (v) Disclosures: Any amendments to the New Repurchase Program, as well as the transactions carried out, will be disclosed to the competent authority of the most relevant market in terms of liquidity as referred to in Article 26(1) of Regulation (EU) No 600/2014 (or any other regulatory authority to which, as the case may be, must be disclosed). Transactions under the New Repurchase Program will also be published on the Company’s website. (vi) Broker: Goldman Sachs has been engaged to carry out purchases under the New Repurchase Program. Goldman Sachs will make the purchases on the Company's behalf and make all trading decisions independently of Ferrovial. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Ferrovial’s share repurchase program, including its expected duration, maximum investment and purpose. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward- looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing

3/3 requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward- looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.